Filed by AT&T Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                     Subject Company: AT&T Corp.
                                                      Commission File No. 1-1105

                                                               November 11, 2000




     TRANSCRIPT OF A PRESS CONFERENCE AVAILABLE ON THE REGISTRANT'S WEBSITE



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                                      AT&T
                           THIRD QUARTER 2000 RESULTS
                                OCTOBER 25, 2000


CONNIE WEAVER: Good morning, I am Connie Weaver, Vice President of Investor Relations here at AT&T and I would like to thank you all for joining us this morning on such short notice. We are here to share plans for the creation of four exciting new companies, and we are pleased to have you with us. We are also going to cover our third quarter results this morning.

Hopefully by now you have seen our press releases. If you have not, for those of you here in the room they are outside on the tables, and for those of you listening via the phone and through our webcast, they are available on our website along with the release for our third quarter earnings for both AT&T and for wireless, and also the slides that we are going to be using here today for our presentation and our earnings commentary.

So all of those are downloadable on the website, and for those of you here in the room, again, hopefully you picked them up before you came in. If not they are outside. Again, thank you all for joining us. This is truly is a multi-media environment here. We have got many folks on the phones and many folks listening live via the web.

We are here today to discuss a couple of things, and I would just like to briefly review the agenda with you. First, we'll review today's announcement. We will talk about third quarter results. We will give you some insights as to the fourth quarter and into 2001. And then of course we will take lots of time to answer your questions.

As a reminder, following the AT&T meeting here this morning, we will have a conference call for AT&T Wireless and John Zeglis and the members of the wireless team will be together to provide details on the results for AT&T Wireless, and that will begin at 10:30. The number to call in for that is 800-230-1092, for international 612-288-0337. That will also be available live on the web.

So now why don't we get started for the beginning of our program? Joining us is Mike Armstrong, AT&T's Chairman and CEO; and Chuck Noski, our Chief Financial Officer. They will share their insights on today's announcement and certainly take you through our third-quarter results.

Once we finish that we will go to Q&A. And those of you on the phone will have an opportunity to participate in the Q&A fully along with all of you in the room. We will take your questions, and during that period we will have other executives that lead our business units participate in the Q&A including Rick Roscitt, President of AT&T Business Services; Dan Somers, President of our Broadband operation; Bob Aquilina and Howard McNally who co-lead the AT&T Consumer Division; John Zeglis, Chairman and




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CEO of Wireless; Jim Cicconi, our General Counsel who runs our Washington operation as well; and Frank Ianna, President of Network Services.

Now before I get started I do have a few points that the lawyers would like me to remind everybody of, and let me bring this up on screen. I am sure you can read it all very clearly.

We caution you that today's meeting will contain forward statements including but not limited to statements concerning future operating performance. AT&T and AT&T Wireless Group will share new information on new and existing markets for both entities, short and long-term revenues, and earnings growth rates.

We caution you not to put too much undue reliance on such statements which are not a guarantee of performance and are subject to a number of uncertainties and other factors, that could cause actual results to differ materially from such statements.

Both AT&T and AT&T Wireless groups have filed descriptions of these factors that could cause such differences with the Securities and Exchange Commission. Now with that let's move forward. And it's my pleasure to introduce Mike Armstrong.

MIKE ARMSTRONG: Thank you Connie, and good morning ladies and gentlemen. There are several hundred people in the audience here in New York City, and normally we see four or five hundred people. I asked Connie earlier: "Where is everybody?"

I found that we have some seven to eight hundred on the call-in on the phone, and we are webcasting this also throughout the United States. I guess I should consider this a revenue-generating event since this is what we do for a living, and I appreciate the many sources of interest that are coming.

If I may, let me set a little expectation about what we hope to share and then, over time what we can fulfill in sharing all the information that you see. What we hope to share today is the creation of four new AT&T companies, our third and fourth quarters and some guidance as we go forward into 2001. There are still things about the business that we don't know, but as we do know we commit to you that we will be sharing right through the process to the January analyst meeting.

What we are announcing, which is probably the worst kept secret in the history of corporate America, is four new AT&T companies. They will be called AT&T Wireless, AT&T Broadband, AT&T Consumer, and AT&T Business. I want to ensure our shareholders that we did not pay a lot of outside consulting fees to come up with those names, and I think everybody will understand what those businesses do for a living.

What I do think is important, however, is that we understand that these new companies are being created as the foundation, and as the path for the creation of value. They are predicated on the same principles that we shared back on January 24, 1998. We had




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some very fundamental decisions to make at that time as what would be our strategy going forward.

AT&T, up until that point of time, had been very much interested in conserving its resources and maximizing its earnings per share. You might remember that $5-6 earnings per share defending its long distance space and using the resale of other facilities in order to complete the phone call.

After a lot of meetings and debate we concluded that our strategy should be founded on the principle of facility, that we would own and operate not just "POP to POP" (point-of-presence to point-of-presence), but facilities that went end-to-end, premise to premise.

We came to that conclusion for three fundamental reasons. One, we had to control the design and the architecture of the systems, features, interfaces, protocols, standards, and platforms so that we could have seamless service around the world, and not need to accept a set of compromises as we interfaced with others.

The second is we wanted to serve our customers directly and not have to go through our competitors to serve our customers.

Third, if we were going to differentiate ourselves we had to control our cost structure. If you don't own and operate your own facility you only resell the cost structure of your competitors, that's pretty tough to do.

We are going from a circuit-switch world -- which we have grown up 100 years in -- to the packet-switch world as the networks digitize themselves. We committed to rebuild AT&T's circuit switch network into a state-of-the-art fiber, electronics and photonics network to carry those digitized packets.

And that we would transform the dissemination of information from simply the application of voice to be transparent to voice, video and data, to any device and anybody, to anyplace in the world. And we would take this domestic point-to-point long distance company and transform it into a global operation.

The facilities that underpin these companies would all be broadband facilities. We were betting that the bandwidth would come with technology and the deployment would have elasticity in the market, just as Moore's Law in the computer industry had its application expansion and usage took place with increasingly improving price performance. We see the same thing is happening with bandwidth as it either reaches consumers or it reaches businesses with the expansion of those applications, and the market growth that comes as a result.

The purpose of these four new companies is to sustain and to accelerate our long-term growth. I hope we will show you that we can achieve value transparency in accomplishing that, not at some far distant date but by around mid-2001. In fact by




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sometime in 2002 you should see three asset-based new companies with a consumer tracker that we will have established.

I might comment that in the consumer business, which will be a tracker of AT&T and be distributed in the second half of 2001; we will also include in that company our world-class WorldNet service, our ISP Internet service, and will be pursuing for customers who want those integrated services of local, data, long distance in an integrated package, a DSL deployment strategy, using the cash flows from the long distance stand alone business and the WorldNet Internet service, in order to integrate those and over time build a growth curve over time.

These four companies that are coming to the market as new AT&T companies are leaders in the industries that they serve. Our Wireless company has been executing superbly, and is growing faster than the industry. Third quarter results of this $9.6 billion company represented a 37% revenue growth. While we were driving to beat the 535,000 net add subscribers to the third quarter, in fact we blew right by it and had 750,000 net add subscribers, and if you brought the affiliates in, possibly over one million.

In broadband, as you know, we are ramping those new digital services. I will share with you those ramp rates and those truck-roll rates a little later on, but this business is scaling successfully and reported a revenue growth of 10.8% for the third quarter. And going into revenue growth in the fourth quarter and full year that is substantial and improving.

Business services: while we had some problems operationally that we had to address, I think we told the world pretty frankly where they were, how we were going to address them, when in the quarters we ought to begin to see improvement in those growth areas.

We have been successfully deploying our resources to address those problems, and as you can see a very profitable business. Our services business in fact has achieved in the solutions area a $12 billion backlog. Our new web hosting, with nine out of the 13 web hosting centers built, has over 10,000 customers that are already resident, and a terrific growth slope for that business.

Our consumer business, as you know, is in decline because the long distance business per se in the voice-switch world is being impacted not only by pricing, competition, and technology change, Its third-quarter results were just about on the mark that you and me expected, with a decline of about 10-10.8%, but an asset of customers and cash flow that we intend to deploy to stem as we go out in time, that decline in growth with the DSL strategy.

If I may, I would like to go back to that January 24th meeting we had in 1998. This was a chart we used at that time. The AT&T Company had 82% of its revenue that came from long distance voice. And as I shared with you, long distance voice we knew was not something that was durable or sustainable.




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It was an application that was created into a business not out of the marketplace or out of regulation or deregulation. It was created by a judge, Judge Greene, who in 1984 concluded that the people who originate and terminate calls could be kept out of long distance through regulation, and the thing in the middle, long distance, would be indeed an industry protected.

Over many years that protection enabled that industry to compete among a few competitors for the majority of that created business, and then along came technology -- things like wireless, things like broadband, things like fixed wireless, things like voice over IP -- and all of the sudden the usage and the minutes began to escape to other forms of technology at the same time that the Telecom Act enabled those barriers to come down for entry into long distance.

What was a business was redefined as an application. Our strategy was never, as some report, to buy assets so we could bundle them with the stand-alone long distance business and protect it from a systemic decline. That was inevitable and we knew it, and it is happening, and it is accelerating. But rather to invest in assets that would enable us to integrate that application called voice into that wireless infrastructure, into that broadband infrastructure, into that last mile local pipe that will carry voice, video and data to businesses.

Those investments would again transform AT&T from a simple business of long distance that was an application, neither durable nor sustainable, into an integrated set of communication companies that had facilities that integrated that application. We will complete that with the DSL strategy in the consumer tracker.

In 1997, 82% of revenue was for long distance. We have been growing those businesses that we invested in, so if today we have gone from 82% to 60-65% (depending on how the year shapes out) to next year getting it down to the 50s, and by the year 2002 if you looked at us as a complete enterprise, 35% or less of the composite of AT&T. This was a tough and difficult transition and transformation that we have been investing in, in order to have a future for a new AT&T company.

Behind what we have been doing have been forces of change in the industry, not the least of which has been technology change -- from a circuit switch network to a packet switch network, from narrow band to broadband. This industry, even today is laying 2800 miles of cable, of fiber an hour, enough fiber to go around the world twice every day.

And over that fiber are ever-increasing amounts of information. I mention the elasticity in the market due to that bandwidth expansion, and the Internet is a good example of that. It continues to double in its traffic levels every 100-150 days. And applications will continue to be added to that bandwidth expansion, and our demands on that bandwidth increase every day too.




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It used to be not too long ago we carried those little wireless phones. They were kind of a novelty and a convenience. Today every type A across the country can't do without their wireless phones, and not just for a voice telephone call, but increasingly to display the information that conducts their life and their business.

Underneath this, of course, are two fundamental changes in technology in the wired and wireless world called IP. IP, Internet protocol, the ability now for these forms of communication to talk to each other. Voice, video and data where streams of information, mostly in an analog form, but never had the opportunity to converge, whether it was in a device or an application.

With IP, with the digitization of these networks, we now have a protocol and a layer that enables the form of the information to be transparent, and for the use of the information to be common among voice, video and data. And of course across and around the world we continue to see barriers come down, tariff barriers, non-tariff barriers, technology barriers, monetary barriers, and any borders that would inhibit the flow of commerce.

As societies are emerging from this change of borderless, global village, these societies have to have a communications infrastructure in order to be competitive in this new world; and our strategy of facilities based, premise-to-premise fits. So we change the model to become a global company as the village we live in becomes global as well.

Why now? What is bringing about this announcement today? I hope to dispel the myth that this was done for any short-term purpose, or for any lack of operational execution, as some like to suggest. It was done fundamentally as not only the next logical step but the next necessary step in the transformation of this company.

Starting with the strategy that I just shared with you, the principles once again: we had an investment phase where we had to bring together the assets in order to transform ourselves, and then we had to apply and build and develop and integrate. We have been doing that hard at work for the last two years, and now we are announcing a foundation in which we realize and show a path to the value creation of this company.

You might recall we set out some principles that we thought we had to live up to, and I shared those with you when we said it was not time for the cable tracker to happen, and we withdrew that announcement.

The first reason is these businesses have to be ready for public investment, operationally ready for public investment. This wireless outfit was a wonderful success and the management team that is driving behind that is ready, as they have already demonstrated with the tracker, and we will turn that into an asset-based stock and spin it.

We believe that the consumer business, after 100 years, does know how to operate successfully in its space, and it will be spun as a tracker in the middle of next year as well. We will show you the improving but not yet satisfactory business services area that




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we have been focusing on, and in the timeframe that you will see that we will operationally be having that available as a spun company.

And then our broadband company, which will be an IPO with a tracker mid next year, and we will show its successful operations. So are these companies ready, are they performing, are they executing for public investment? I hope, our session today will convince you, the answer to that is yes and the times that we suggest are coming.

The second thing is that we have two very high growth companies that are EBITDA companies, where we are taking our cash flows, as well as some debt, and investing them for growth. And they have a set of metrics that produce currency that is very different than a consumer long distance company, but we have got it all packaged in a common enterprise by releasing these companies to participate in the industries or sectors that they serve. We believe they will establish a currency that will enable them to further participate in industry consolidation and expansion.

And as I said before, the third reason is that we believe that we have announced the foundation and the path for the creation of long term shareholder value that will enable these companies to be even more performance marketed, customer focused, faster in response times, more competitive in their offerings.

If you are working in one of these companies you can see that the fruits of your efforts are not shrouded by the enterprise, but rewarded by what you contribute to the customers and the company's growth, and that you will have a more motivated and spirited workforce as well.

Now if I may I would like to talk a little bit about execution. As I mentioned, we have been investing in three growth areas in our company. In fact, if you would take the first nine months of reported results for AT&T, just from the growth areas, and if I may I described those as a wireless operation, the broadband operation, and the business services growth areas minus the business long distance and aggregate them, those companies will have grown 20% in the first three quarters of this year. But as you can also see with the big purple arrow, the long distance business is in decline. Whether it's in the consumer switched long distance business, or in the business services. And its decline and its proportion to the total AT&T takes that 20% growth and puts it down to the enterprise level at 5%.

Now let's talk about the growth areas. We will start with the business services. Our strategy in business services has not been to invest or exploit the circuit switch network, but rather to invest in data and IP, in local, in services and solutions, and in hosting. Let me report on those.

In IP, we are growing about 50% in the third quarter. In data, we have been doing really as well as we should, we've gotten that data growth up to about 20%. In the solutions




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services business, we see about a 20-plus% growth there, and in the hosting business the percentage isn't as relevant because, as you know, it is from a really low basis.

We just started in that hosting business, but we do have now complete and operationalized nine of the 13 hosting centers. We will complete the 13 this year, and we already have some 10,000 customers who are using those facilities. I also should mention in the solutions business we hit a new hallmark. We have about a $12 billion backlog now established for that multi-billion dollar business.

Our criticism of ourselves, as well as heard by some others, that these businesses were not performing to their potential was justified. Our first quarter growth, as you recall, of these businesses was in the low teens. We've got to do some things, we have got to stabilize our sales force, we have got to address our larger high accounts with more skills and more resources, and we have got to make some management changes and put in a new compensation plan. That is going to take some quarters to get all that done. It's being done.

Our sales force is stabilizing. Our attrition rates have been abating, our net adds have really been net adds versus the attrition. The new sales plan and compensation plan has been installed, and the resources and training of specialization around these services is being completed. That part is taking shape.

The second quarter results of these businesses grew in the mid-teens, not good enough, but the scale was there. This quarter, these growth businesses should be growing 20%, not good enough. The quarter improvements are what we are focused on and the quarters of getting it done is what is being accomplished.

Now when we take the decline of the voice business in the business services unit, it is accelerating on us, and that is primarily a price issue. The pricing in the switched voice business has gotten more intense. As a result the bottom-line growth of our business services, with the 20% growth in the growth areas with a larger than anticipated decline in pricing in the voice arena, gives us only a 2.5% growth versus the higher growth that we had hoped to achieve for the third quarter.

So the bad news is the growth is lower in aggregate. The good news is the fundamentals that needed fixing in terms of the sales force, the stabilization and training, the compensation plans, the large accounts and the growth in the growth businesses--is being indeed executed against.

In the wireless business, really terrific results: we have reported our wireless third quarter of the 750,000 net adds, probably over one million with the affiliates included, the revenue growth as a result is up 37%, 36.6% to be exact. The growth in EBITDA is up 18.6%. The churn number was about on-expectation at 2.9% and we see a continuing strengthening in growth of this business into the fourth quarter. John Zeglis will have an independent report on that later.




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In the broadband area, which has gotten a lot of focus, are we executing in broadband against the expectations that we place and that you have? Let me take you through them.

In the telephony area, which seems to have so much of the attention, we added 126,000 telephone subscribers in the third quarter to get us to 350,000 through third-quarter year-to-date figure. As we drive for that 500-650,000 year-end number, we have got about 3100 truck rolls that are taking place, and we believe, minus storms and acts of providence we should be able to accomplish that.

Digital data, we had year-to-date, third quarter, 888,000 high-speed, online, all-the-time Excite@Home AT&T data customers. We are rolling about 3500 trucks in that arena, and you can see that we should be able to achieve our 1.1 million year-end number.

Digital TV -- where that new service platform is about a $15 per month addition to our revenue stream, with a 50-60% gross margin. We ended the third quarter with 2.5 million digital TV subscribers, rolling almost 4,000 trucks a day there. We should be able to hit the 2.8 or 3 million digital TV subscribers.

The growth rate, as I mentioned before, was 10.8%, and we are improving on our EBITDA as we implement our consolidations and get the efficiencies of bringing Media One and TCI together.

In the consumer long distance business, we were about on track with our expectations and yours in terms of the 10.8% or so revenue decline in that business, for all the reasons that I have already shared with you. Overall then, the growth of AT&T for the third quarter was about 3.7%, or a year to date growth of about 4.7%.

Let me explain, if I may, briefly and Chuck Noski will get more into this, today as you know, AT&T is an enterprise with a wireless tracker. And I want to get to the end state where are we going in order to describe the path and the end point in terms of the new construct of AT&T. We would have three asset-based businesses -- business, broadband and wireless -- with a consumer tracker.

The first step is that we will be announcing today that wireless will become an asset-based company and be spun off to shareholders in 2001. On the way we had a commitment to our shareholders that we would implement a form of distribution this year of at least $10 billion of the Wireless stock, and that is indeed what we are going to do through an exchange offering at market, that will enable the AT&T shareholder to see this all laid out.

You may wish to back the higher growth stock, such as the wireless stock, and an opportunity to exchange those, and that will happen in December and the first several weeks of January, depending upon the administrative flow that we can get to our shareholders.




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This is not something, though, that one needs to say is way out in time like in
2002 because about the middle of 2001 or the third quarter, depending on market conditions, one ought to see the value transparency, if you would, of these organization changes or these structural changes; because at that point in time, we would have a distribution of the consumer tracker to our shareholders.

I might add that we expect the consumer tracker to be a high dividend based stock, high yield based stock. We would also be then doing an IPO for our AT&T Broadband at that point in time, and in that timeframe be spinning an asset based wireless company.

Also we will be changing our dividend policy on these stocks, in a way that is appropriate to the industries and the sectors and the markets that they serve. For example, today we have a wireless tracker - the wireless industry and our wireless tracker does not issue a dividend because it is a very high-growth business, and they use all their cash flow to invest to sustain and to accelerate that growth.

One might anticipate the same for the broadband tracker. The broadband industry is a very high growth industry, but very capital intensive. It uses its cash flow, so we don't expect a dividend in that growth arena either.

The consumer business, one might expect a dividend and the board of directors will be meeting in December for its fourth quarter review to determine what the level of dividend would be across these businesses. I will be specific with you at that point in time, but as we said in the press release we should see a significant payout reduction from AT&T as a result from adjusting these dividend policies to these companies, appropriate to the industries that they serve.

And finally I would like to talk a little bit about all AT&T companies are linked, and the question to answer for you is how, and will it work. Let me start with the brand, if I may. All will have exclusive AT&T brand licenses that have been negotiated and settled on in terms between the entities. And the quality and standards and performance that one would expect from an AT&T brand will not only be expected and adhered to, but will be managed and monitored.

I think we have a little track record on that. When we bought TCI we knew we had some repair work in customer satisfaction, quality and service levels, so we just didn't put the brand on to start with.

We put the metrics out there, spent some money on training programs, new staffing, quality standards, infrastructure. We had a set of 15 metrics that on a ranking and rating was about 56% accomplishment, against what should have been over 90%. It took us until June of '99 to get over that hurdle, and that is when we put the AT&T brand on the trucks, on the uniforms, on the bills, and on the services.




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So you can be assured that from a consumer, customer and reputation and a brand standpoint, that this will be managed with the standards of excellence of AT&T over these companies and over time.

Second, we have an outstanding AT&T research and development laboratory. IT will stay in the business services organization construct. All of the AT&T businesses will source innovation, technology, intellectual properties and patents in a coordinated, funded, and organized way, and that has also been negotiated and concluded in commercial terms and arrangements.

A very important part of these companies is utilizing the same network. As many of you know, the way you run a very efficient and effective communications company is network utilization. The more traffic you fill, the lower the cost base that you can spread those fixed costs across.

All of these companies will use a common AT&T network, and it will be priced at market conditions. Those terms - in terms of both time, price and options -- have been concluded, and the quality of service, the quality of those networks and the pricing of those networks will continue to be driven by market forces and organized across commercial contracts.

We also have terms for commercial arrangements for bundling, for packaging our services among each other so that we continue to do that, to use not only the AT&T brand but the AT&T disparate facilities resources to bring increasing value to the integration as well as bundling.

So, ladies and gentlemen, what we are announcing today are the creation of four new AT&T companies. This creation is driven by a very logical and necessary next step in the transformation of our company. It permits the foundation to be established for a very defined value creation path. These companies will be leaders, our leaders today in the industries that they serve and the competitors that they must withstand.

If I may now, I would like to ask, if I can push the right button, Chuck Noski to come up and continue sharing our information this morning.

CHUCK NOSKI: Thanks Mike, good morning. I would like to take this opportunity to dig a little bit deeper into some of Mike's remarks, and if you will, spend a little bit of time on the mechanics or the plumbing of the transactions we are announcing today, spend a little bit of time getting into more detail on our third quarter operating performance, give you some insight into our fourth quarter performance, and also give you a first look at our current thinking about 2001 performance.

In its first stage, the end of this year and the beginning of next year, as Mike described, we are going to do an exchange and offer AT&T shareholders the opportunity to reduce their holdings in AT&T and exchange them into AT&T Wireless tracking stock, or AWE.




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As you know today there are 360 million shares of AWE tracking shares outstanding, about 15%. AT&T owns the remaining 85% economic interest, and we will, as we committed back in April, offer a minimum of $10 billion of AWE tracking stock for exchange with AT&T shareholders at market.

We think this does two things that are good for both classes of shareholders:
AT&T shareholders that desire to move into a pure play, higher growth investment vehicle can exchange their shares into AWE. And at the same time as we begin the distribution of AT&T's interest in AT&T Wireless, we have the opportunity to place those shares in the hands of investors that want them, and are in a position with their investment profiles to be able to hold AWE.

By the middle of next year -- and really the timing on this will be driven by the requirements for various shareholder votes, approvals, as well as tax rulings -- we would expect to fully distribute AT&T's remaining interest in AWE, AT&T Wireless, to all shareholders AWE and T shareholders, in the form of a separate asset based stock, which will create an independent company called AT&T Wireless Group.

We think this will provide our wireless business with better access to capital, and a public currency fully valued for strategic relationships and partnerships. At about the same time we will also seek shareholder approval for the establishment of a consumer tracking stock and at that time we will fully distribute the shares and AT&T's economic interest in that consumer company to all T shareholders.

At the same time we will also seek shareholder approval for the establishment of a broadband tracking stock. Sometime in the summer, market conditions permitting, we will launch an initial public offering of the broadband tracking stock, and issue a reasonable amount of that stock to raise funds to help underwrite the growth of this fine business and to pay down debt. And of course we view this as the first steps by AT&T in the eventual separation of our broadband business from the current AT&T Company.

Sometime in 2002, actually this could occur potentially as early as the end of 2001. But as we have learned in our travails of tax rulings and regulatory approvals, we are not going to anticipate anything. Certainly sometime during 2002, and we have set a deadline for ourselves of within 12 months of the broadband tracker IPO, AT&T Business will separate into its own asset based stock with the consumer tracker attached to it, if you will. This will be distributed to all AT&T shareholders.

At the same time the broadband tracker will be converted into a separate asset-based stock to be held by all AT&T and broadband tracking stock shareholders. As a result we will have created, as Mike described, a family of independent companies, free to invest and grow, transparent to investors and with the opportunity to be fully valued.

We also think a particular advantage of the proposals that we are presenting to you today is that it will allow the management of each of these companies to be subjected to the rigor and the discipline of the capital markets, which we think is very effective in focusing getting people's attention -- focused on their businesses and their operations and their investors, and not on the ebbs and flows of a $70 billion telecommunications conglomerate.

Obviously in doing this, what are we trying to do besides create shareholder value? We are trying to enable financial flexibility for all of these companies. We will be establishing over the coming months debt and dividend policies for each of the four companies that are appropriate for the businesses they are in, considering the competitor companies the comparable companies that they get compared to, as well as their own financial performance and capital needs.

Mike mentioned our board over the next couple of months will be reviewing the capital structure and the dividend policy for those businesses. Our intent, as described in the press release, as we think about what happens with the money which will be the subject, I think, of some conversation, we expect to retire a portion of AT&T's short term debt using the proceeds from the repayment of AT&T Wireless' obligations to AT&T when it is spun off, as well as some of the proceeds of the broadband IPO.

As a result, the consumer services company will have a nominal debt level that will be well within its ability to both retire that debt and pay a sustainable dividend that will be at a yield that will not only allow for future growth opportunities for that business, but will also be attractive to yield oriented investors.

The remaining debt of the AT&T Corporation will be appropriately reapportioned between the business and the broadband companies as a part of the separations. Although we are not yet today setting specific grading targets, as you know when we spun out through the wireless tracker IPO, distributed earlier this year, we said that the tracker on a nominal basis was going to attempt to achieve a triple B- credit rating.

We will go through that process for each of the companies, including the consumer tracker, to determine the right level of debt to be allocated to each of the companies. It is our intention to work with the agencies to obtain the strongest rating possible for each of these companies, consistent with their financial profiles and capital requirements.

Mike mentioned, with respect to the dividend policy -- before the end of the fourth quarter our board will reconsider the dividend policies for each of these companies. As part of their consideration they will establish for the whole AT&T, at the end of the fourth quarter, a revised dividend policy reflecting the dividend policy view for each of the four companies, and that will be implemented beginning with our fourth quarter dividend payable early in 2001.

The consumer dividend, as I mentioned, will be the balance between cash flows and growth needs, and will be, we think, an attractive yield. If you look at the broadband and wireless companies and consider their comparable companies, they typically don't pay dividends. These businesses will need to be competitive with those comparative companies.

And in business services we see an array of competitors. We have not made any judgments, but as you know some of those competitors pay dividends and some don't. So we will consider that, and there will be more information on these judgments later in the year.

Mike touched on the leadership linkages between these companies, and of course since this wasn't the best-kept secret (there has been plenty of commentary in the press) let me try to clarify for you how we thought about this.

We think -- to the greatest extent possible -- the synergies that these different AT&T companies enjoy today will be preserved in this new structure. In fact, we think they will probably be put on a more business-like basis, and we will have more rigor and more discipline to them than perhaps some of our internal operating processes would suggest.

They will be very clear, with performance objections where necessary, commitments to quality, commitments to the brand, and commitments to integrity throughout the business dealings of these businesses.

They will be largely market based, so you won't see big battles and discussions about transfer pricing with plenty of price points out there for the kinds of things we do together. And those will increase the market discipline in the way these companies operate.

We are working on intercompany agreements that will address competing interests between the companies as footprints and products rollout, and we will see final agreements that tend to emphasize the ubiquity of the brand and favor facility-based technologies such as HFC or DSL.

We will continue to leverage outside co-marketing relationships to expand our distribution channels, such as our existing consumer long distance relationship with Cablevision. All of the companies will have market-based agreements relating to the use of the AT&T network, as well as access to the AT&T Labs, and they will have the opportunity to work with each other to further develop innovative, promotional efforts, leveraging the AT&T brand name.

Agreements, as well, are being put into place to ensure that each company, as we go through the separation, will have access to the systems, the corporate support activities, and the other functions necessary to operate successfully as stand-alone, separate publicly traded companies as we go through this transition.

I think you need only look at the history of AT&T and our spin-offs a few years ago of Lucent and NCR. We think we know how to do this, we think we can do it in a fashion that minimizes disruption to the operations and the people.

Let me turn now to the individual companies, these four new companies. I would like to give you a little bit more sense of what is inside those companies and what their prospects are. I will talk about each of them on our current segment basis, their performance in the third quarter, their performance in the fourth quarter, and what we should expect in 2001.

Obviously we are going to stay with the structure that we have today, through the end of the year, but certainly going forward into 2001, as these parts start moving around it is going to be rather difficult to think in terms of consolidated results for AT&T and consolidated EPS.

And so beginning today, for 2001, we are going to talk about the revenue and the profitability measures for each of the four segments, because as the parts move around, the one thing that will be consistent and durable will be the performance of each of these four companies. So you will see more transparency, I think more information will be disclosed as we roll these out, and of course we do intend to provide much more insight into the new AT&T companies in January when we schedule an analysts meeting and release our fourth quarter earnings.

Now with that, let me give you our current thinking on performance in the fourth quarter 2001, as well as third-quarter performance. Let me start with the wireless company, another solid quarter of meeting or beating targets by AWE. I won't take all of the thunder away from John Zeglis and his team, but let me give you a few highlights.

John and the AWE team will be having an investor call a little bit later this morning and get into a lot more detail. Revenue for the Wireless group was up 36.6% for the quarter, driven by 750,000 net adds which were up nearly 200% over third quarter a year ago. When you include partners and affiliates we added over one million total subscribers to the quarter.

Our ARPU, that is average revenue per user, was $68.50, among the highest in the industry. Subscriber churn was 2.9%, slightly more than the third quarter, but inline with our expectations and yours. And operational EBITDA margins remain strong at 17% despite the significant subscriber growth.

In terms of guidance, in light of strong second half results and acquisitions of new systems, we now expect full year 2000, on an as-reported basis to show subscriber growth for AT&T Wireless of over 40% and revenue growth to be at the high end of the 30-35% range.

For 2001 wireless revenue growth rates will be comparable to 2000, assuming that Bell South dissolves the LA/Houston partnership that we have with them, which will result in the consolidation of the LA market and the closing of our Houston acquisition. 2001 EBITDA margins will continue to improve over 2000 results.

AWE, the wireless company that you know and have been following since it went public in April is going to be the same company you get spun off so there is no change in the asset mix or the management of that business.

Let's turn to AT&T Consumer Services. Consumer Services will be a bit different going forward. Within the current structure we concluded that the opportunities for this business to grow and to invest in itself were pretty limited because we told you that our strategy has been to take the cash flows from this business and invest them in wireless, and broadband, and some of our growth areas in business.

Obviously the maximum value of this business, in our view, could not be achieved with the existing AT&T structure, and as a result we are creating a new class of AT&T stock to track the performance of this business, we'll distribute 100% of it to AT&T shareholders in the summer of 2001. We think this will allow for not only some interesting re-investment opportunities for AT&T Consumer, but also to service on an appropriate level of debt.

The new growth initiatives, in our view, will benefit customers, shareowners and employees it will offer the potential to offset the decay curve, the decline in this profitable business called consumer long distance, and give this business a long-term future.

Separation, as we said before, will also highlight the other AT&T companies by removing the downward pressure of the consumer long distance voice decline, so again there will more transparency to the remaining AT&T businesses.

It is going to be in this business, this new company will manage the portfolio's diverse industry leading services. Let me list them for you, AT&T Long Distance service, over 60 million customers; AT&T WorldNet, transaction services such as prepaid cards which today are sold at over 60,000 retail outlets, domestic calling cards used actively by over 5.5 million customers, international calling services in 276 countries, and current all-distance service in New York and Texas, and the DSL opportunity that Mike described earlier.

In providing these services to customers, this business will have access to a leading set of assets including obviously literally the world's leading telecommunications brand (AT&T Long Distance), AT&T's leading-edge global network, provisioning customer care and a billing infrastructure that has the capability to bill and interact with tens of millions of customers, and a solid management team and employee base.

We touched on the transformation opportunities, and I think there are several. Obviously we have got the DSL opportunity. Industry analysts expect that DSL can capture up to 50% of the broadband communications market.

We will be doing a limited rollout in the second half of 2001 of an integrated voice and data offer using DSL, and we will use a success based capital model. This is not going to be an undertaking in which we spend billions of dollars on an infrastructure and then see if anybody takes it on and becomes customers we'll build this as we do in HFC and fixed wireless based upon the demand in selected markets.

There is the opportunity to expand the WorldNet offer. Selectively and surgically the opportunity to further expand our all-distance service on the UNE-P platform, and of course as they do today, partnering with other consumer marketing companies and co-marketing with brands and products outside of the telecom arena.

Third quarter operating results for the consumer services business, Mike mentioned, are in line with our expectations and yours, continuing a trend of competitive pressures and migration to wireless and other lower priced optional calling plans.

Third quarter EBIT margins were 39.7%, up from 38.7% in the third quarter of 1999, and 37.1% in the second quarter of this year. In local all-distance service in New York we are approaching 650,000 net customers and are clearly on track to hit OUR target of 750,000 customers by year-end. And in Texas we ended the third quarter with over 300,000 net customers.

In summary, the revenue trend is as expected. We continue to manage successfully for returns, controlling our costs, focusing on margins, and hitting our customer objectives in all distance, but recognizing that in some areas the RBOC economic model presented to us may limit our ability to do that economically.

In terms of guidance, fourth quarter revenue trends will be similar to the third quarter, and for 2001 we expect revenue to decline in the mid- to high-teens rate with EBIT margins down 5-7% from the full year 2000.

Turning to broadband, we expect broadband to be operationally ready for public investment by the middle of next year as a tracking stock. We will be raising capital to not only fuel some of the growth of this great business, but also to pay down debt. And within 12 months of that IPO we would expect to recapitalize the broadband business into an asset based stock.

I think this will be a very exciting growth stock with an appeal to a lot of growth investors, a nationwide footprint that passes over a quarter of the country, an industry leader in new services such as digital video, high speed data and telephony, and we think it is uniquely positioned to take advantage and offer advanced services such as video on demand and interactive TV.

Unlike our current construct, this broadband tracking stock will include not only the broadband assets we report on today, but our controlling interest in Excite@Home.

Third quarter operating performance, let me point out that the comparisons I am giving you are pro forma for the Media One acquisition, so I can give you an apples-to-apples comparison of growth rates and changes.

In the third quarter two significant accomplishments of note. Obviously we have combined Media One and the former AT&T Broadband into a single company, operating as one unit throughout the nation and it is progressing very well towards its 12-month synergy target of $250 million.

More importantly, during the process of this integration we have also accelerated the growth of new products and services; have already reached nearly 70% of our year-end, new services targets.

In addition we added close to 600,000 RGUs, revenue-generating units, in the quarter, with a 41% increase in ads versus the second quarter, which generates substantial future revenue growth for this business.

I think Mike gave you some of these numbers, let me rattle them off pretty quickly. For the third quarter of 350,000 total telephony, those adds are up 47% from the second quarter; 888,000 data customers, those adds are up 59% from the second quarter; and 2.5 million total digital cable with adds up 28% from the second quarter.

Our supply, that is where we can actually go and sell these services, has increased as we have built out our infrastructure to a total of 5.2 million marketable homes for telephony, and a total of 14.2 million homes for high-speed data.

We are increasing new service penetration rates -- digital cable at 15.6%, telephony and high-speed data both over 6%. Mike went through the truck rolls and the like, and I will leave that for later in the Q&A. Our average revenue per customer increased 50%, up nearly 11% from the third quarter of last year.

The total broadband normalized revenue, normalized for cable swaps and for the Media One acquisition, grew 10.8% versus last year with four points of that growth coming from telephony and high speed data. We expect that to accelerate in the fourth quarter.

Third quarter video revenue grew 6.9% and video operating cash flow improved 3% year over year. Plant upgrades continue on budget, and on schedule, and at the end of the third quarter 78% of our total plant was at least 550 megahertz and 73% of the system was two-way capable with a goal as we previously described at 75-80% for the full year.

I think we are on track to meet our goal of 2.2 million RGUs adds for the year, and our individual product goals, and as Mike has described and Dan will share with you, we continue to be very focused on scaling. The bottom line -- this is a business that is executing, combining well with the Media One merger and delivering results.

In terms of guidance going forward, we see fourth quarter revenue growth continuing to show the momentum that we have demonstrated in the third quarter driven by continued acceleration in all the products, so we estimate the third quarter in the teens and we see that continuing in each, increasing in terms of growth rate.

2001 revenue growth is expected to be in the mid teens as we continue to scale new services, and normalized EBITDA margins excluding other income which is the way we have historically reported in this business, we expect will increase by about 3 percentage points for the full year 2000.

Turning to business services, going forward this is the business company we would be describing to you when we reorganize in 2001 would be the same as the ABS unit that we talked about today, but will include the results of our international operations.

As you can tell from this chart, and as Mike described in his remarks, the pricing pressure that we have been experiencing and is really an industry phenomena with respect to business voice makes it more critical for us to drive our growth businesses to help offset that decline.

In business services we think we are making real progress in that transformation, as you can see by this chart, and the trends that we expect to follow into 2001, and as a result, no surprise, we are putting our capital into data IP and our AT&T Solutions business. As you can see we expect by the end of 2001 that more than half of our business services revenue portfolio will come from our growth businesses.

Third quarter operating performance -- clearly this is a year of transition and transformation for business services. We are executing on our strategy of moving from voice to growth areas. In the third quarter the growth businesses grew nearly a total of 20%, but lower voice revenue driven by continued industry pricing pressures slowed our total business services growth to 2.5% for the third quarter.

We are really still seeing some of the effects of what we described to you in the first and second quarter with our growth lower than we would like, but working aggressively to turn it around. We have implemented changes to streamline the sales process, improve the customer experience, and we see those beginning to pay off in the growth areas.

In voice services, third quarter long distance volumes grew in the high single digits, but overall growth is accelerating for the year due to product migration and substitution. Frankly we didn't foresee the faster than expected industry decline in voice ARPMins, lower pricing impacts in the entire industry. The trend is expected to continue in our view, and will be particularly an issue for AT&T given our voice mix.

The ARPMin decline in our case was further impacted by changing product mix with 2/3rd of our domestic long distance voice volume growth coming from wholesale minutes driven by the sales of spare capacity to enhance profitability, and frankly growth in our AT&T Wireless long distance traffic.

We have also made a decision, and you see it in our operating results, to de-emphasize international wholesale due to the unattractive margins. It also contributed to the decline in our voice volumes and revenue growth.

We will continue in the marketplace to price competitively within reason. We are interested in market share. We will work to maintain it but not at any cost. Our voice results underscore the importance of building the growth areas to grow beyond industry rates, and the mix of capital spending and where we are really spending our money and dedicating our resources are in these growth areas.

The data IP third quarter year over year growth was over 20%, accelerating versus the prior quarter. Packet which includes frame relay, ATM and IP is up over 50% from the third quarter of '99, and our hosting revenue grew 81% overall currently serving over 10,000 customers.

We were named the number one VPN -- virtual private network -- service provider by the Yankee Group and were PC Magazine Editor's Choice Award for web hosting services. So even in our newer business we are already standing out.

Our solutions business in the third quarter grew 20% versus the prior year, up approximately 34% excluding the IBM outsourcing contract. We are making good progress on our second and third quarter deals, maintaining a significant backlog currently at $12 billion.

In local services, third quarter revenue growth was in the mid-teens, in line with other large nationwide CLECs. We ended the third quarter with two million total access lines, at nearly 700,000 lines year to date. Turned up eight switches in the third quarter, with a total of 29 year to date.

Despite our lower business service revenue growth, we continued to work on the bottom line, on our EBIT margins through aggressive cost control, and a third quarter 2000 EBIT margin of 24.4% which we think compares favorably to third quarter '99 EBITDA margins of 21.4%, and second quarter 2000 margins of 22.6%.

Going forward, in the fourth quarter we see similar revenue trends for the business services unit versus the third quarter, and in 2001 we see revenue growth rates to be similar to the full year 2000 with EBIT margins declining about 3-4% points from our full year 2000 performance.

As we said before, we believe that the improvement in performance of this unit will take quarters not months before we are firing on all cylinders, as we see the impact of the changes we began implementing in the second quarter of this year.

With that, let me finish up with some of the details about AT&T's consolidated results for the third quarter. I will remind you that this does include Media One on a pro forma basis from January 1st, not withstanding the fact that we acquired Media One on June 15th of this year.

Also on August 28th we concluded commercial agreements and governance changes for Excite@Home and so beginning September 1st we are now consolidating our 25% economic interest, 74% voting interest in Excite@Home.

As you see in the press release, our operational EPS for the quarter was 38 cents per share, that is at the high end of the guidance we gave you last quarter, and beats the First Call consensus by about two cents, reflecting the earlier close of Excite@Home.

Operational cash EPS was 53 cents a share, also at the high end of our guidance. Pro forma revenue growth for the quarter was 3.7%, not what we had expected, but reflective of the lower-than-expected growth in the business segment driven by the long distance voice pricing pressures we talked about.

Operational EBITDA, $6 billion, up 16.6% from the third quarter of '99. Operational EBIT growth 6.8% versus the third quarter a year ago. On a reported basis our third quarter earnings per share were 35 cents, and of course that reflects not only the operational performance but $172 million of pre-tax losses from our unconsolidated equity investments in Cablevision and Time Warner Entertainment.

Based on strong EBITDA and cash generating abilities, we remain confident in our ability to service debt and to continue to fund our growth-focused expenditures. We are on track to hit our $2 billion cost reduction commitment to you, with over 70% of that captured already through the third quarter.

Capital spending for the third quarter, $3.6 billion to a total of $10.1 billion through September and on track to spend around $14 billion for the full year as we described.

Let me wrap up with total guidance for AT&T for the fourth quarter. We expect total AT&T consolidated revenues to grow around 4-5% with earnings per share between 29-33 cents a share, and cash EPS of 49-52 cents per share.

This would result in total AT&T year 2000 EPS in the range of $1.66 to $1.70 and cash EPS of $2.20 to $2.23. If you were to look forward to 2001, on our current basis, we expect revenues to be flat to slightly improved over the fourth quarter run rate as discussed with you this morning.

Now with that let me turn it back over to Connie and we will start the Q&A.

WEAVER: Okay, thank you. We are going to start our Q&A session now. Let me just give a couple of instructions before we get started. We have a large number of people on the phone, and we will be taking questions alternating between those of you in the room and those of you on the telephone. I will ask you to keep your questions to one per person so that we can get through as many of you as possible.

Also for any of you in the audience asking a question, please make sure you wait for the microphone because otherwise the folks on the phone and on the webcast will not be able to hear the question. We would ask you to identify your name and your firm, please. And also your name and your firm for those of you asking questions from the phone.

In addition joining us for the Q&A session, as I mentioned earlier, is Rick Roscitt from Business, Dan Somers of our Broadband operations, Bob Aquilina and Howard McNally from Consumer, John Zeglis of the Wireless group, Jim Cicconi, our General Counsel, and Frank Ianna who oversees our network operations.

At the close of the meeting today, just another reminder, the wireless call will begin at 10:30. Secondly the guidance information we just shared with you has been released in a press release. You can get copies of that at the close of the meeting so you have a summary, and also, of course, feel free to contact myself of any members of the Investor Relations group to follow up with your questions following the meeting today.

So with that, let's see if we can take a couple of questions here, and let's take this gentleman here in the front row.

QUESTION: My question has to do with the organizational structure in terms of the make up of the board. Will there be any changes in the board, or just how will you be looking at the board staff in terms of the individual companies?

ARMSTRONG: The current AT&T Board of Directors will continue. We will have, however, the formation of a new capital stock committee, as well as when we spin wireless, the elimination of a capital stock committee.

So the consumer tracker, when it goes out, would be governed by a common board of directors because the tracker stock by definition is legal ownership, although there is economic distribution, and so the tracker would have a capital stock committee to ensure fairness between the shareholders and any transactions or terms. And at the same time our current capital stock committee for wireless when it spins would be dissolved.

Now go out a bit in time and when you have three asset-based companies, there would be three boards of directors. And as we approach those times those boards will be formed and announced.

WEAVER: Thank you; let's take a question from the telephones.

QUESTION: Thank you. I was wondering, since there is no mention of Liberty Media, does that stay as it is? And as a continuing tracking stock, does that imply that on the UMG legal issue you have chosen to try to sell your position in TWE instead of spinning off Liberty?

ARMSTRONG: Dennis, we are not making any announcements at this time in respect to Liberty as a tracking stock. You are absolutely right to observe that it is one of our options to come in compliance with the conditions set on the Media One merger. And we are in full consideration of at least two of those, of which one of them of course is the Liberty option, but we are not prepared at this time to say anything.

QUESTION: Chuck, you alluded to some type of compensation that could happen as broadband goes to take customers away from the consumer long distance business. Can you elaborate a little bit on what is being considered in that regard?

NOSKI:  I am not sure I alluded to any such compensation.

QUESTION: It seems like you were talking about possibly having, as the trackers were developed, or as the individual asset classes are developed, talking about ways that those different companies may work together. I think you did say something along the lines of, you didn't say "compensation" but some way that the consumer might benefit as broadband takes its customers.

NOSKI: No, I think there is clearly going to be clearly intercompany agreements between all of the units that collaborate. I did talk about collaboration and to the extent that there are creations of bundles that are both interesting to customers and economically interesting to our various units, they will collaborate and certainly today, for example, AT&T Business works with AT&T Wireless in offerings to business customers.

I would imagine that would continue, and we will have set up arrangements to make that set of relationships work. Long distance certainly has the opportunity outside of AT&T to partner with others. And as it does today, to partner with other parts of AT&T.

That will all continue, those will be arms length business relationships, and to the extent that there is consideration that moves back and forth between the parties consistent with the business proposition to customers, there could be consideration. But there is no, we don't anticipate, nor do we do today, have a relationship where broadband pays long distance for the customers. It takes each of these businesses today generally competes in its own markets and we see that continuing.

QUESTION: I would like to understand some of the assumptions underlying your margin projections for next year. Are the declines that you are anticipating purely a result of the revenue trends, and you are still planning to continue to cut costs to maintain the EBITDA margins as best you can, or are you reversing course and planning to spend aggressively to try and retain market share?

NOSKI: I don't think we are reversing course. You really have to take each of the businesses individually. We are going to continue to grow the wireless business and the broadband business aggressively. In the business services unit what you are seeing is really continued pressure on voice pricing, as well as a mix change. The growth businesses we are entering, as we scale up in those, necessarily at the outset don't deliver the kind of margins that our legacy voice, long distance business provides.

For example the solutions business, which is very fast growing and looking to grow by at least the rate that it's growing this year in 2001, has single digit margins unlike the legacy voice business, which has pretty healthy double-digit margins. So it is a mix change less so than a revenue decline.

In the consumer long distance business, probably the biggest lever is the assumption that you choose to make about the entry of the RBOCs into long distance. We are not going to get into details or judgments on that, but suffice it to say, we expect more activity from the RBOCs in 2001 as they have sorted out their issues in the year 2000, in these first couple of states.

QUESTION: If you will forgive the question, given that 2001, at this point, is a disaster anyway, why aren't you going to be spending to defend market share against the RBOCs on both the business and consumer fronts? Why are you not going to be spending to try and defend market share against the RBOCs on both the consumer and business fronts, given that the earnings numbers are out the window anyway?

ARMSTRONG: Well let me comment two ways to answer that, if I may. First, I think we are being very realistic on all three fronts. I would love to be proved wrong, and that the revenue and price and margin impacts in the long distance business are not going to be as significant as we are describing to you today.

But the three drivers of that are technology substitution, the degree that those volumes will migrate to other platforms from wireless, to fixed wireless, to broadband, to voice over IP, to business back pipes that connect. Number two is the RBOC entry as Chuck has described, and the piece of that RBOC entry. You have to look at it, as you know, by state, by month, in order to have an assumption.

The only thing I can share with you is that we are probably all wrong, but we are giving it our best judgment as to how that is going to happen. And then the pricing itself, and of course there is some discontinuities out there that if they are continued to be permitted, as you know, an AT&T has to have a national price.

When an RBOC gets in long distance like down in Texas, and they can tie their state long distance price to their local service, we find it very difficult because of course we can't deaverage, and so there are pricing considerations as well in that, and then Chuck alluded to you have got mix considerations going forward.

We have a larger basic rate customer group than other people do, and the migrations of that class of customers into other kinds of communications offering, is the fourth assumption that we have.

And so underneath those assumptions that we shared with you are our judgments as to the impact. In terms of competing with the RBOCs, we are doing that wherever they've permitted us to have cable properties, and we are taking big share as we scale, and we are going to scale even harder in 2001 on those cable properties.

We are going to be deploying fixed wireless. After the deployment there is a physics to that. You can only go so fast and spend so much. We are going to go as fast as we can afford to go and compete with the RBOCs.

We have now organized ourselves so that don't prioritize out the capital for the long distance business to use its resources to have a DSL strategy now that we, again it is an assumption that the DSL interval, and the DSL co-locate difficulty, and the DSL installs are going to be something that is responsive to the market, and that we can in fact address our customers for at any distance voice and data package. And we are going to compete with the RBOCs on that.

And where a UNE-P, as I said I guess about a thousand times, is economically viable, is operationally viable, and the marketing rules of the road are fair, we will compete, but if they are not we are not going to spend shareholder money to lose bottom line, in order to demonstrate that we can lose more money.

WEAVER: Okay, why don't we move to our next question on the phone please.

QUESTION: Good morning. Could you comment on overall levels of capital spending under this proposal? And second of all, on business services, what is going to be the charter of business services, breaking it down, revenue growth versus EBITDA growth?

I know in the past there has been a lot of focus on that unit's EBITDA contribution, given the pricing environment and the strategic issues of trying to grow that business larger amidst a new pricing environment, will you tilt strongly in favor of revenue growth at the expense over a multi year timeframe to lower margins?




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NOSKI: With respect to capital spending, as you said we are on target for our year 2000 guidance for the entire year. With regard to 2001, as you might imagine, we are still in the midst of our planning process. I think it is fair to say we do not see capital spending levels going up from where we are today.

We will continue to allocate them to the growth businesses. We will look hard at, if you will, the marginal returns from those capital investments, and they will be in the areas that we have been spending money, where we can see the returns.

ARMSTRONG: On the charter and investments for growth, I guess on the phone you may not have seen, there was a chart that Chuck used and it showed, in business services, how the transition between business voice and the growth aspects, the non-voice aspects of business services are in relationship to each other vis-a-vis revenue.

Of course the '99, the chart shows there was a lot more voice than there was growth businesses, and in 2000 closing that gap -- 2001 being the crossover point with the growth of our growth stuff, the non-voice, is actually crossing over to grow in balance or greater than the voice businesses.

As far as backing those investments continually in order to sustain that growth, we have every intention of going from the nine hosting centers, to the 13 hosting centers, to the 22 hosting centers next year. We will have completed the next generation network to the 25 metropolitan areas.

But on that score, before we start committing to go beyond that, we are going to demonstrate to ourselves that we can sell and get the revenues from the capital we have deployed before we take the additional steps of going to up to 75 cities in that next generation network. That does not mean we won't have presence in those other places because there is plenty of transport, as you know, and fiber that one can lease, contract for, and counter trade in that area.

We will continue to support our Solutions business because its growth has been substantial. That is not a huge capital build, but there is some capital associated with that. And we probably are not going to continue at the pace, and you wouldn't expect us to, to deploy capital for infrastructure builds.

We have spent tens of billions of dollars to go from that public switched circuit network of AT&T's to the state of the art data and fiber networks that we have today, and you should expect that investment to abate, but I think the outcome of that should be that we continue to support those growth businesses, to continue that transformation.

QUESTION: It seems like one of the really big opportunities you guys have in terms of leveraging the scale and the scope of your network assets globally is in the area of IP/VPN. And in some sense though it is a little bit unclear how structurally you are going to deal with that, given that there is Solutions, there is AT&T data, there is Concert, there is BT.

I guess maybe in light of things which I am sure you won't comment on, that have been in the press in relation to where you are going with BT, I guess my question is, how can we get some confidence that you can actually pull that off with BT in the current state, or maybe without BT in case that falls apart, and aren't you a little bit half-pregnant in Concert if that does fall apart?

ARMSTRONG: Well I think that we have to acknowledge that we created Concert out of an industry model of three years ago, and a lot has changed in those three years. A lot of the activity that has gotten reported and speculated on has been new and ongoing discussions on how to better define.

You are absolutely right, in this arena we suffer from having now more services and more products, more offerings and more platforms, rather than the none that we had before. We got the idea on the global network, the IP dial and dedicated network in 859 cities across some 60 countries.

We have got the Concert network. We have multiple frame relay networks, and just to make things a little doubly confusing for our customers at times, they can see more than one sales person show up to represent this nice array of products.

So we suffer from too much and we have got to consolidate those products and platforms so that, one, our markets know what ones they should buy for the future, and two, so we can have a common development and product offering between us. And those are active discussions that are going on now.

Concert, in its current form is indeed doing what we expect them to, but it is not doing what we should expect it to going forward. That is what you read about behind the scenes.

WEAVER: Okay, should we take another question from the phone please.

QUESTION: Hi, yes, this is a wireless question, and incidentally congratulations. It looked like the results in wireless are really pretty terrific across the board. Do you think now that we are going to have a common stock for the wireless division that it is more likely you might do some additional strategic acquisitions over the next year, either to get more scale, spectrum or whatever, fill in holes?

ARMSTRONG: Well as you know, we will go to Securities and Exchange Commission jail if we answer that question, and so I can only reiterate what I did during the presentation. I know you want to know more, but one of the reasons that we originally surfaced that we wished to have a, both first a tracker and now an asset based stock is to have a currency that would be viable, to participate in industry consolidation and to extend our growth. I can't really say much more than that.

QUESTION: Could you comment and elaborate on your DSL strategy, how you plan to implement that?

ARMSTRONG: Yes, first of all those who know our consumer business know that we do a really terrific job, I think, of servicing our customers. We have got the JD Powers number one customer satisfaction award for our consumer long distance business. We want to keep it and do better at that.

We are good at the call centers, we are good at the telemarketing, we are good at the billing and advertising, and the bill stuffers and the acquisition programs and retention and loyalty programs.

You can always do better at those things, but as we look at that 60 million-customer base across those services that the consumer business has, it is obvious that there are many of those customers over time who would still like to do business with an AT&T to service all of their voice and data communications needs.

So the DSL strategy is based upon that very simple predicate that the brand and the relationship, and the evolving need for any distance voice as well as data, will be one that this unit will be able to satisfy.

Second, we don't have a lot of trucks and trained people throughout the country to reach those 60 million customers. So we are going to count on the existing infrastructure such as the Covads, the Rhythms, the North Points, and the five to ten other companies like that so that we can outsource.

I think in the business services, Rick if I am right, we are the largest customer today of Covad because obviously we don't have any trucks for business services either, so operationalizing our DSL strategy will be with operational partners that are already in the business.

We have already had discussions with some of them. Interestingly enough, they have already achieved the co-locations and the LSOs with the pages for the interfaces so that as we lease those loops and go to those high valued consumer customers who wish that combination of services, we know that they're where we need to be and don't have to initiate a new activity in that LSO in order to get us there.

But we do assume that the intervals that have been talked about from the local exchange carriers, and some of the install difficulties that are presently being encumbering even these CLEC operations are going to get cleared up.




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


What we will be doing in the year 2001 is piloting, just like we did in the broadband area as we took the new digital services in 1999. You may remember the year that we spent in the eight cities piloting with the MSOs to bring up both telephony and accelerate the ramping of data. And that is what we are doing now with fixed wireless, and that is what we will be doing in 2001.

And coming out of an environment that we would anticipate would be testing those assumptions. We will have put in place the systems and the e-enabled web based support structure in order to scale going into 2002.

WEAVER: Okay, let's take about two more questions.

QUESTION: Chuck, if I can clarify on the financial statements of the individual companies, when I look at consumer now, you have an EBITDA margin there. Is that likely to change because of some change in the contract between business and consumer as you move to de-consolidate and put out a separate tracker, or can we assume that the margins and the accounting between the two is pretty much as we are going to see it next year?

And secondly, have you talked to Chairman Kennard about your proposals; are there any sort of regulatory issues we should be aware of?

NOSKI: I will take the first one, Mike. The contracts that are going to be put in place between the different units will be market based. They will recognize our existing current structure, and necessarily drive for efficiency and cost effectiveness wherever we can.

The result of that, if you look at the way we allocate costs today, inside the greater AT&T, you shouldn't see any significant change in margins when you get to that separated company. There will be, there are some things that are going to move in and out in terms of the constitution of these businesses, but you should not expect significant margin changes.

ARMSTRONG: Yesterday afternoon, Mr. Cicconi and I met with Chairman Kennard and reviewed some of the things that would be announced today relative to regulatory interest. At the end of our discussion, which was a good discussion, he was understanding and at that meeting anyway saw no regulatory issues to share with us.

WEAVER: Last question please.

QUESTION: It seems the potential for broadband telephony, voice over DSL on the consumer business, and fixed wireless on the AWE side, it seems the potential for material competition between them is there. First question is, is that allowed or prevented, and if it is prevented how does one enforce that?

ARMSTRONG: Well I hope that there is so much of that that it is an enormous problem because of the terrific market share that we'll be picking up from those three competitive




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thrusts. Unfortunately our current attribution rules for cable, even though we pass some 27 million homes, we really only have, on the metrics of attribution, an owned and managed 18.8%.

Fixed wireless, even though it is running just as fast as it knows how to run, over the next couple of years maybe at best it is going to pass 15 million homes. So the majority of our consumer 60 million customers are out there in 50 states with a minority of our facilities leaving out, if you would, the mobile wireless as a facility opportunity.

So will there be huge opportunities for the DSL strategy where we don't have facilities? Huge opportunities. Is there going to be some overlap and maybe even some competition for our customer where we do and the answer is yes. The way we reconcile that is that the consumer business will always be able to compete with an AT&T long distance offering, and where they have that complete overlap they would offer another branded any distance offering with AT&T long distance.

So that particular brand conflict won't develop. But I think in the end what is important here is that we are marshalling all the resources of distribution and marketing in order to serve these markets that we can. And the marginal overlap, I don't think will be as much of a problem as my hope is that there is plenty of contention because of our growth.

WEAVER: Mike, can I ask you to wrap up.

ARMSTRONG: I won't take long on the wrap up because I know we will be meeting with a number of people throughout the coming days and weeks about what we have been doing here. We are probably a little sensitive to some of the things that have been printed, but I would like to at least reassert my conviction that the creation of these four companies is the foundation for value creation and a very clear path on how we can accomplish this.

Speaking personally, there seems to be a lot of fun to write that this is a reversal or a repudiation of our strategy. I find that not only wrong, but offensive. We set out to transform this company from a point-to-point long distance company. We laid the strategy out pretty clearly, and you see the same old charts, and the same old story about the principles.

The first phase is getting that strategy straight. The second phase was getting all the investments, and acquisitions, and the integration that we needed to do to accumulate the asset base in which to have a future from.

The third phase, each step wasn't perfect, was to build on those businesses, to operationalize them, to bring them together and to execute. We have been doing that with all the hard work that we know how to do.

And the results today in terms of operationalizing and growing our growth businesses are strong and need to be better, and they will be. It is now time to realize the value creation




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


phase of this strategy. I really don't find it too different from what Chuck Noski and I experienced in our prior relationship with Hughes, if I may.

I know on the plane on the way out to take that job that I knew was a transformation job, but I just didn't know how much because I went out to be chairman of an aerospace defense company, and by the time I landed we had won the cold war, and I had kind of expected the evil empire to continue a little longer.

But they took one half of our market away. The defense budget got cut in half over an 18-20 month time frame, and we had to go through the same phases of strategizing, how to redefine ourselves from a domestic government satellite defense electronics company, to a services company that was global in its reach and the commercialization of space.

We bought companies -- we integrated them. We started new services, and then we got to the value realization phase, and we used to call it triple play back in those days, and we sold the defense business to Raytheon and spun it to be stronger. We sold the auto parts business to Delco, which became Delphi to become stronger. And the Hughes business flourished as a commercial global services vis-a-vis commercial satellites and DBS.

It is not a complete parallel of course, nor was it thought at the time that I came here to be a parallel, but it is absolutely, after 30-40 companies being integrated, after the tens of billions of dollars we have invested in ourselves, to suggest that this phase of this transformation is some repudiation, I just don't buy into.

And then finally, I am personally convinced that what we have put together, and what we are separating and the creation of the new structure is going to add tremendous value. The journey hasn't been simple, but I think the outcome is going to be very successful.

Thank you for your interest.  Have a good day.









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                                    # # #


    In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they becomes available because they will contain important information. Investors
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    become available as well as other materials filed with the Securities and
    Exchange Commission concerning AT&T at the Securities and Exchange
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    AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.